Exhibit 99.1

c/o Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9
T + 1 403 455 7717 | xortx.com | TSXV : XRTX | OTCQB : XRTXF

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of XORTX Therapeutics Inc. (the "Company") will be held at 421 – 7th Avenue SW, Suite 4000, Calgary, Alberta, Canada T2P 4K9 at 11:00 a.m. (Calgary time), on Monday, December 20, 2021.

Given the continued risk resulting from the COVID-19 outbreak, XORTX asks that Shareholders follow the current instructions and recommendations of federal, provincial, and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, XORTX will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings and attendance at the Meeting may be limited to only the legal requirements for shareholder meetings.

Rather than attending in person, the Company encourages Shareholders to access a teleconference of the Meeting, which will give Shareholders an equal opportunity to access the Meeting regardless of their geographic location. Please email the Company’s corporate secretary at cmay@xortx.com prior to 11:00 a.m. (Vancouver time) on December 17, 2021 (or the last Business Day before the day of an adjourned Meeting) to receive call-in details.

The Meeting is being called for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the report of the auditor thereon;

2.	To elect directors of the Company;

3.	To appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

4.	To confirm and approve the Company’s stock option plan; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are described in further detail in the management information circular.

Only Shareholders of record at the close of business on November 8, 2021 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat, unless, after the Record Date, a holder of record transfers his or her common shares in the capital of the Company ("Common Shares") and the transferee, upon producing properly endorsed share certificates or otherwise establishing that he or she owns such Common Shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote such Common Shares, in which case such transferee shall be entitled to vote such Common Shares, as the case may be, at the Meeting.

DATED at Calgary, Alberta this 8th day of November, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Allen Davidoff”

Dr. Allen Davidoff President and Chief Executive Officer

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be mailed, hand delivered, faxed or voted online or by telephone so as to reach or be deposited with TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.